

October 17, 2014

Via E-mail
C. Stephen Cochennet
President and Chief Executive Officer
Guardian 8 Holdings
7432 E. Tierra Buena Lane
Suite 102
Scottsdale, Arizona 85260

> **Re: Guardian 8 Holdings**
> **Registration Statement on Form S-1**
> **Filed August 29, 2014**
> **File No. 333-198487**

Dear Mr. Cochennet:

We have reviewed your response letter dated September 19, 2014 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 54

1.   Please tell us whether the four selling shareholders who are broker-dealers purchased their shares or received them as compensation for underwriting activities. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold, and specify the price at which those holders' shares will be sold.

2.   For those selling shareholders who are affiliates of broker-dealers (but not broker-dealers), revise to include disclosure indicating that those broker-dealer affiliates:
   - purchased the securities to be resold in the ordinary course of business; and
   - at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Anthony DeMint
        DeMint Law, PLLC